

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 8, 2007

**Via facsimile and U.S. Mail**

Hecht & Associates
275 Madison Ave., 28th Floor
New York, NY 10016

> **Re:** **Gold Run Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed April 26, 2007**
> **File No. 333-139412**

Dear Sir or Madam:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-2 filed April 26, 2007

Selling Security Holders, page 21

1.  We note that Roger Levine, a named selling security holder, is affiliated with Viewpoint Securities, LLC, for the purpose "of maintaining his license only." Please disclose the type of license he is trying to maintain. Also disclose whether he purchased his securities in the ordinary course of business. We may have further comments.

Plan of Distribution, page 25

1,097,000 Shares of Common Stock Registered on Behalf of our Noteholders, page 27

2.  We note that "[t]he selling shareholders will not be permitted to sell their shares until [you] close on [y]our offering of 8,000,000 shares of Common Stock." Please disclose whether the selling shareholders are contractually obligated to abstain from selling their securities upon your request. If not, please disclose how you intend to prevent the sale by the selling shareholders prior to the closing of the initial public offering.

Executive Compensation, page 67

3.  Please expand to provide a general description of the formula or criteria applied in determining the salary amounts for the named officers.

Compensation for Service as Director, page 69

4.  We note your response to prior comment 12. You state that the shares were sold to Mr. Mathewson at a discount as an incentive for Mr. Mathewson to become a member of your board. Based on this, it appears that Mr. Mathewson was granted a certain type of compensation to join your board. Please revise this section accordingly.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.


Sincerely,


Anne Nguyen Parker
Branch Chief

cc:    R. Carroll
       A. Sifford
       A. N. Parker
       C. Moncada-Terry